Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Investor Relations, Inc.

Ms. Judy Zhu, IR Director	Mr. Crocker Coulson, President
Phone: +86-510-8536-0401	Phone: +1-646-213-1915 (New York)
E-mail: info@wsphl.com	E-mail: crocker.coulson@ccgir.com
http://www.wsphl.com	http://www.ccgirasia.com

WSP Holdings Updates Fiscal 2008 Earnings Guidance

Wuxi, China, January 21, 2009 — WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of API (American Petroleum Institute) and non-API seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), and other pipes and connectors, today provided an update to its guidance for fiscal year 2008.

For the full year 2008, the Company expects its net revenues to be in the range of approximately $850 million to $950 million and net income to be in the range of approximately $95 million to $105 million. The Company’s net revenues are expected to be higher than its previous expectation of $600 million to $700 million, as a result of continuing domestic and international demand for the Company’s products, increased manufacturing capacity and sales throughout the year. Net income is expected to be lower than the Company’s previously announced guidance of at least $110 million primarily due to an increase in provisions for bad debts that resulted from uncollectable letters of credit.

The letters of credit were issued in connection with the sale of casing and drill pipe products to two Russian companies.  The Russian bank that issued the letters of credit for these two Russian companies was unable to make payment under the letters of credit due to the bank’s financial difficulties. WSP Holdings is actively exploring various ways to recover these debts.

WSP Holdings’ major operating subsidiary, Wuxi Seamless Oil Pipes Company Limited (“WSP China”), was recently classified as a “High and New Technology Enterprise” by the Chinese government. This allows WSP China to use a preferential income tax rate of 15% instead of its usual 25% income tax rate. The preferential income tax rate has been applied retrospectively from January 1, 2008 and will be valid for three years. The impact of the preferential tax rate on net income was taken into account in our updated net income guidance for 2008.

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About WSP Holdings Limited

WSP Holdings develops and manufactures seamless Oil Country Tubular Goods (OCTG), including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction, and other pipes and connectors. Founded as WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in extreme drilling and extraction conditions. The Company’s products are used in China’s major oilfields and are exported to oil producing regions throughout the world. The Company’s website is: http://www.wsphl.com.

Safe Harbor Statements

Safe Harbor Statements Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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